SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 03, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE
Release Time        IMMEDIATE
Date        2 May 2010
Number        13/10

BHP BILLITON DISAPPOINTED WITH NEW AUSTRALIAN MINING TAX

BHP Billiton today expressed its disappointment with the Australian Government’s plan to impose a new resource rent tax. The imposition of this new tax would result in an increase in the total effective tax rate on the Group’s profits earned from its Australian operations from around 43 per cent currently to around 57 per cent from 2013.

Multi-billion dollar, long-term investments in the Australian resources sector have contributed significantly to the prosperity of all Australians. In the last three years the resources sector has contributed 18 per cent of Australia’s GDP, is the largest contributor to Australian export revenues at 42 per cent and has been the largest contributor to corporate tax revenues. Much of the profit in the sector has been re-invested in resource and infrastructure projects in Australia. A key factor underpinning the decisions behind these investments has been Australia's reputation for providing a stable and competitive taxation regime.

BHP Billiton Chief Executive Officer Marius Kloppers said: “The stability and competitiveness of the tax system have been central to the investment in resources in Australia. If implemented, these proposals seriously threaten Australia’s competitiveness, jeopardise future investments and will adversely impact the future wealth and standard of living of all Australians.”

BHP Billiton recognises that governments will review taxation policy and rates from time to time. The Group, however, has been advocating that taxation changes should be designed so that they preserve the basis upon which past capital investments have been made, maintain the future international competitiveness of Australia’s resources industry, acknowledge that different products have different return characteristics, and encourage private investment in infrastructure and processing.

Mr Kloppers said: “The Government has not defined all aspects of the design, implementation and application of the new tax, and until they are clarified we cannot be certain what the full implications for the industry will be. However, this significant new tax will have the effect of making investments in Australia much less attractive.”

The Government has indicated it will consult with industry regarding this new tax proposal and BHP Billiton will constructively contribute to this process.

Note: In 2009 BHP Billiton paid taxes totalling A$6.3 billion in relation to its Australian businesses, comprising company tax of A$3.0 billion, State royalties of A$1.9 billion, Petroleum Resource Rent Tax of A$1.1 billion, and other taxes of $0.35 billion.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

Leng Lau, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 403 533 706
email: Leng.Y.Lau@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : May 03, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary